Filed by The Brink’s Company (Commission File No. 001-09148)
pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”)
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: NCR Atleos Corporation
Commission File No.: 001-41728

The following communications are being filed in connection with the proposed acquisition (the “Transaction”) of NCR Atleos Corporation (“NCR Atleos”) by The Brink’s Company (“Brink’s”).

The following are excerpts relating to the Transaction from a call transcript that was made available in connection with Brink’s earnings call held on May 6, 2026:

Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

The acquisition of NCR Atleos is expected to accelerate our ability to capture these AMS and DRS customers by delivering a more vertically integrated AMS offering and lowering our cost base through increased network density on the retail side of our business… This mix shift is expected to continue after completion of the acquisition and cost efficiencies are expected to accelerate behind the $200 million of cost synergies that we previously identified as we eliminate duplicative SG&A and public company costs, optimize our service delivery network, and finally drive global procurement savings. Both companies have delivered meaningful improvement in cash generation in the last few years, and we expect that will compound as we combine our two businesses. In addition to working capital improvements, we’ve already completed a secured financing arrangement that will allow us to absorb the $1.6 billion of NCR Atleos bank debt at a rate that is more than one full percentage point better than their current level. While we’re focused on the near term on reducing leverage, we expect to produce a combined $1 billion of free cash flow from the two companies, providing flexibility to maximize value creation through strategic investments and shareholder returns.

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Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

I’d like to provide a brief update on the NCR Atleos transaction. While we’ve been publicly engaging with shareholders over the last eight to 10 weeks, we’ve been working hard, diligently behind the scenes to progress this transformational acquisition forward. At the end of March, we successfully completed a refinancing of the secured portion of the Bridge Loan, increasing our capacity while unlocking attractive rates and improving certain conditions in our credit agreement. Just last week we filed our registration statement and are progressing towards a shareholder vote over the next few months. We’re making good progress on the regulatory front as well, with filings submitted in many jurisdictions and reviews progressing as expected. NCR Atleos first quarter results will be filed after the market close today and we understand them to be in line with our business case modeling and on track with our full year projections. Though NCR Atleos will continue to operate independently until closing, we expect our integration management team to work closely with NCR Atleos to plan and prepare for the execution of the potential cost synergies. Importantly, we’ve created a dedicated integration management team within Brink’s that is isolated from the day to day operations of our business and will be responsible for driving program execution of cost synergies after closing. While we’re still in the early process in many ways, we’re making good progress and continue to expect closing will occur by the end of the first quarter of 2027. The more we interact with our internal teams, our customers and the NCR Atleos management teams, the more encouraged I am by the potential of this combination. Supported by strong momentum in AMS and DRS and ATM as a service, it remains clear that this is the right strategic direction at the right time to accelerate our growth and bolster our business for the future.

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Tobey Sommer
Truist Securities, Inc.

If I could ask one last one and I’ll get back in the queue with respect to cash conversion from EBITDA, you had some numbers in your recent filing that gave us a look at what your expectations are for a number of years for standalone Brink’s, but maybe you could touch on the opportunity or what the combination with NCR Atleos does to the, you know, the opportunity to increase that conversion over time.

Kurt McMaken
Executive Vice President and Chief Financial Officer, The Brink’s Company

Yeah. Hey Tobey, it’s Kurt. Maybe I’ll jump in here. I would say first of all just, you know, from a profitability perspective, certainly an opportunity there, the synergies will help on flow-through for sure. Then you go below the OP line and below the EBITDA line. We definitely see opportunities in terms of capital efficiency from both the capex and working capital perspective. And we talked a little bit about it. We have to obviously develop that further together, but certainly see opportunities there to drive increased conversion on that.

Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

I think the other area, Tobey, is that we think about and frankly we’re seeing benefit now in our business as we really ramped up our efforts in and around global supply chain and procurement is getting better payment terms as we, you know, operate as one large enterprise versus, you know, 52 countries. And we’ve talked about that transformation that’s been going on in the business for some time. We’re really starting to see some of those benefits and we think that putting together two companies of similar size and scale and purchasing power would only help that in the future. As we think about managing payment terms, managing our balance sheet, managing our receivables in the same way as we think about common customers, you know, the working capital benefits are, you know, we’re achieving, sorry, improvements we’re achieving now by the way, Atleos is doing a pretty good job of that too. We think only together can we, you know, really drive not only kind of end contract changes but also just efficiencies in our systems and better follow up and operational execution on credit and collections and you know, payment terms.

Kurt McMaken
Executive Vice President and Chief Financial Officer, The Brink’s Company

That’s a good point, Mark. One other thing. If you look at cash interest and cash taxes, there’ll be opportunities there as well the combined firm. And so that’s another final area.

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Sam Kusswurm
William Blair & Co. LLC

Hey, this is Sam Kusswurm for Tim. Thanks for taking our questions here guys. You know, maybe I’ll pivot away from some of the AMS CRS questions. Some good ones were already asked and ask more about your Latin America business actually. So this year you’ll be moving past some of the Argentina inflation impacts for the first time in a while. So how are you thinking about the growth rate and margins for this business? And then I noticed a competitor of yours just made a pretty sizable acquisition in Peru. Curious how this might impact the level of competition you face in this region.

Mark Eubanks
President and Chief Executive Officer, The Brink’s Company

… We expect to have some expanded geography, you know, post the NCR acquisition that will allow us to kind of reassess what resources we have and you know, which markets and how best to optimize, you know, cost and the supply chain there. But for us, again, this wasn’t much of a, of a strategic lever for us. We didn’t have any cost synergies there because we don’t have any businesses there to combine. And really the market is pretty isolated from our perspective. So we don’t see that competitive pressure, let’s say in the region from this acquisition…

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “assume,” “could,” “estimate,” “expect,” “target,” “possible,” “project,” “predict,” “intend,” “plan,” “believe,” “potential,” “may,” “should”, “will” and similar expressions are based on current expectations and assumptions and are subject to risks, uncertainties and contingencies, many of which are beyond our control and difficult to predict or quantify, and which could cause actual results to differ materially from those that are anticipated.

Factors that could cause actual results to differ include, but are not limited to: Brink’s ability to consummate the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; Brink’s ability to finance the Transaction; Brink’s indebtedness, including the substantial indebtedness Brink’s will incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; failure to consummate any anticipated repayment of the combined company’s indebtedness or make any returns to shareholders in the expected timeframe or at all; failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy any other conditions to closing of the Transaction; failure to realize the anticipated benefits and synergies of the Transaction in the expected timeframe or at all, including as a result of a delay in consummating the Transaction; the success of integration plans and the time required to successfully integrate NCR Atleos’ operations with those of Brink’s; the focus of management’s time and attention on the Transaction and other potential disruptions arising from the Transaction; the effects of the announcement of the Transaction on Brink’s or NCR Atleos’ businesses; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with banks, employees, customers or suppliers) may be greater than expected following the public announcement of the Transaction; Brink’s or NCR Atleos’ ability to retain certain key employees following the public announcement of the Transaction; the potential for litigation related to the Transaction; Brink’s or NCR Atleos’ ability to obtain certain third party or governmental regulatory consents, approvals or clearances; potential undisclosed liabilities of NCR Atleos not identified during the due diligence process; the impact of the Transaction on the market price of Brink’s or NCR Atleos’ common stock and/or operating results; and general economic conditions that are less favorable than expected.

Additional information concerning other risk factors is also contained in Part I, Item 1A “Risk Factors” of (i) Brink’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2026, and (ii) NCR Atleos’ Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 27, 2026 and, in each case, in subsequent filings with the SEC.

The forward-looking information included in this filing is representative only as of the date of the communications included in this filing and Brink’s and NCR Atleos undertake no obligation to update, revise or clarify any information contained in this filing or forward-looking statements that may be made from time to time on either of their behalf, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the Transaction, Brink’s filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) on April 29, 2026, which includes (i) a preliminary joint proxy statement of both companies, the definitive version of which will separately be sent or provided to Brink’s and NCR Atleos’ respective shareholders, and (ii) a prospectus of Brink’s relating to the offer of Brink’s securities to be issued to NCR Atleos’ shareholders in connection with the completion of the Transaction. Brink’s and NCR Atleos may also file other documents with the SEC regarding the Transaction. This document is not a substitute for the Registration Statement, the preliminary proxy statement/prospectus or any other document which Brink’s or NCR Atleos may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents that are filed with the SEC or will be filed with the SEC by Brink’s or NCR Atleos (when they become available) through the website maintained by the SEC at http://www.sec.gov or from Brink’s at its website, https://us.brinks.com, or from NCR Atleos at its website, https://investor.ncratleos.com/.

Participants in the Solicitation

Brink’s, NCR Atleos and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brink’s or NCR Atleos in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Brink’s and NCR Atleos and other persons who may be deemed to be participants in the solicitation of shareholders of Brink’s or NCR Atleos in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement/prospectus related to the Transaction as filed with the SEC on April 29, 2026 (available at https://www.sec.gov/Archives/edgar/data/78890/000114036126017833/ny20069704x1_s4.htm). Additional information (i) about Brink’s, the directors and executive officers of Brink’s and their ownership of Brink’s common stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 26, 2026, and its definitive proxy statement, as filed with the SEC on March 21, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000078890/000110465925026390/tm252318-2_def14a.htm), and other documents subsequently filed by Brink’s with the SEC and (ii) about NCR Atleos, the directors and executive officers of NCR Atleos and their ownership of NCR Atleos’ common stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 27, 2026, and its definitive proxy statement, as filed with the SEC on April 4, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001974138/000155837025004435/natl-20250521xdef14a.htm), and other documents subsequently filed by NCR Atleos with the SEC. Free copies of these documents may be obtained as described above. To the extent holdings of Brink’s or NCR Atleos’ securities by its directors or executive officers have changed since the amounts set forth in such documents, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000078890 and at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001974138). Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement/prospectus relating to the Transaction filed with the SEC.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.